MIND Technology, Inc.

2002 Timberloch Place, Suite 400

The Woodlands, Texas 77380

November 4, 2021

VIA EDGAR

Ms. Erin Donahue

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549-4628

Re:	MIND Technology, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-260486

Dear Ms. Donahue:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), MIND Technology, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement (the “Registration Statement”) to 4:00 p.m., Eastern time, on November 8, 2021, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Holland & Knight LLP, by calling Amy Curtis at (214) 969-1763.

Please contact Amy Curtis of Holland & Knight, special counsel to the Company, by email at Amy.Curtis@hklaw.com or by phone at (214) 969-1763 if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Sincerely,

MIND TECHNOLOGY, INC.

/s/ ROBERT P. CAPPS
Name: Robert P. Capps
Title: President and Chief Executive Officer

Signature Page to Acceleration Request Letter